UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MICHAEL BAKER CORPORATION

(Name of Subject Company)

CDL ACQUISITION CO. INC.

successor by merger to Project Steel Merger Sub. Inc., and

a direct wholly owned subsidiary of

MICHAEL BAKER INTERNATIONAL, LLC

(Names of Filing Persons—Offeror)

Common Capital Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

057149106

(Cusip Number of Class of Securities)

Thomas J. Campbell

c/o D.C. Capital Partners, L.L.C.

11 Canal Center Plaza, Suite 350

Alexandria, VA 22314

(202) 737-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kevin J. Lavin

J. Matthew Owens

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, D.C. 20004

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$396,925,555.50	$54,140.65

*	Estimated for purposes of calculating the filing fee only. This amount is calculated based on the offer to purchase at a purchase price of $40.50 cash per share all shares of common capital stock of the subject company, which represents (1) 9,684,631 shares of common capital stock of the subject company, other than those shares held by Michael Baker Corporation, Michael Baker International, LLC (formerly known as Integrated Mission Solutions, LLC) and CDL Acquisition Co. Inc. and their wholly owned subsidiaries, and (2) 116,000 shares of common capital stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of September 5, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,140.65	Filing Party:	Michael Baker International, LLC (formerly known as Integrated Mission Solutions, LLC) CDL Acquisition Co. Inc.
Form or Registration No. Schedule TO	Date filed:	September 9, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 9, 2013 and is filed by (1) CDL Acquisition Co. Inc., a Pennsylvania corporation (“Purchaser”), which is the successor by merger to Project Steel Merger Sub, Inc., a Delaware corporation, and a direct wholly owned subsidiary of Michael Baker International, LLC , a Delaware limited liability company formerly known as Integrated Mission Solutions, LLC (“Michael Baker International”) and (2) Michael Baker International. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common capital stock, par value $1.00 per share (the “Shares”) of Michael Baker Corporation, a Pennsylvania corporation (“Baker”), at a price of $40.50 per Share in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1-9 and 11.

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“On October 10, 2013, IMS changed its name to Michael Baker International, LLC (“Michael Baker International”).

Based on the final information provided by the Depositary on October 10, 2013, 8,235,610 Shares were validly tendered in the Offer and not validly withdrawn, representing approximately 84.98% of all outstanding Shares.

Pursuant to Articles of Merger filed with the Secretary of State of the Commonwealth of Pennsylvania on October 11, 2013, Purchaser was merged with and into Baker through a short-form merger under Pennsylvania law, with Baker continuing as the surviving corporation and a wholly owned subsidiary of Michael Baker International. By virtue of the Merger, any Shares that were not acquired in the Offer and remained outstanding immediately prior to the Effective Time (other than Shares held by Michael Baker International or any subsidiary of Michael Baker International, any Shares held by Baker as treasury shares and any Shares held by Shareholders who perfect their statutory dissenters rights under Section 1571, et seq. of the PBCL), were converted into the right to receive an amount equal to the Offer Price, net to the selling Shareholder in cash, without interest and subject to any required withholding taxes. Following the Merger, all Shares were delisted and ceased to trade on the NYSE.

On October 11, 2013, Michael Baker International and Baker issued a joint press release announcing the successful closing of the Merger. The full text of the press release is set forth as Exhibit (a)(1)(K) hereto, and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(1)(K)	Joint Press Release of Michael Baker International, LLC and Michael Baker Corporation, dated October 11, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2013

MICHAEL BAKER INTERNATIONAL, LLC

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

CDL ACQUISITION CO. INC.

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 9, 2013*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on September 9, 2013*

(a)(1)(G)	Press Release issued July 29, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013)

(a)(1)(H)	Press Release issued August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(a)(1)(I)	Press Release issued September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 5, 2013)

(a)(1)(J)	Joint Press Release of Integrated Mission Solutions, LLC and Michael Baker Corporation dated October 8, 2013*

(a)(1)(K)	Joint Press Release of Michael Baker International, LLC and Michael Baker Corporation dated October 11, 2013.

(b)(1)	Debt Commitment Letter, dated July 29, 2013, between Integrated Mission Solutions, LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 6 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013)

(b)(2)	Equity Commitment Letter, dated July 29, 2013, between Thomas J. Campbell and Integrated Mission Solutions, LLC (incorporated by reference to Exhibit 5 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013)

(d)(1)	Agreement and Plan of Merger, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 14, 2013)

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated August 30, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(d)(3)	Facilitation Agreement, dated July 29, 2013 among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. and Thomas J. Campbell (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 30, 2013)

(d)(4)	Confidentiality Agreement, dated as of January 31, 2013, between Michael Baker Corporation and Gladiator Holdco LLC (now Integrated Mission Solutions, LLC) (incorporated by reference to Exhibit 99.5 to Amendment No. 2 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on February 7, 2013)

*	Previously filed.